Filed by Earle M. Jorgensen Company

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Earle M. Jorgensen Company

Commission File No. 1-7537

Date: January 17, 2006

The attached form of questions and answers (“Employee Q&A”) will be provided by Earle M. Jorgensen Company (“EMJ”) to EMJ’s employees in order to briefly answer some commonly asked questions about EMJ’s proposed merger with a subsidiary of Reliance Steel & Aluminum Co.

Form of Employee Q&A on following pages.

EMPLOYEE Q&A – JANUARY 2006

The following questions and answers are provided for your convenience and briefly answer some commonly asked questions about our proposed merger with a subsidiary of Reliance Steel & Aluminum Co. (“Reliance”). Questions about the proposed merger can be submitted in e-mails to nmccaffery@emjmetals.com or by calling Neil McCaffery @323-923-6132.

Additional Information and Where to Find It

In connection with the proposed merger, Earle M. Jorgensen (“EMJ”) and Reliance will file with the Securities and Exchange Commission (the “SEC”) a proxy statement/prospectus. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WE FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EMJ AND RELIANCE AND THE PROPOSED TRANSACTION. Investors will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the proxy statement/prospectus (when it becomes available) and other documents filed by EMJ with the SEC may be obtained free of charge from Earle M. Jorgensen Company, 10650 Alameda Street, Lynwood, California, Attention: William S. Johnson. A copy of the proxy statement/prospectus (when it becomes available) and other documents filed by Reliance with the SEC may be obtained free of charge from Reliance Steel & Aluminum Co., 350 S. Grand Avenue, Los Angeles, California 90071, Attention: Karla Lewis.

Participations in Solicitation

EMJ and its respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect to the proposed transaction. Information regarding EMJ’s directors and executive officers is available in the proxy statement for EMJ’s 2005 Annual Meeting of Stockholders that was filed with the SEC by EMJ on July 21, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Safe Harbor Language

This presentation includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, the likelihood and timing of closing of the proposed merger, integration plans, expected synergies, anticipated future financial and operating performance and results, including anticipated growth, and how the proposed merger will affect employees and their compensation. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “would result,” “expect to continue,” “expect,” “expected,” “will continue,” “currently anticipate,” “anticipate,” “believe,” “could,” “can,” “estimated,” “may,” “should,” “plan,” “are currently planned,”

“should,” “would have occurred” or “potential”) are not statements of historical facts and may be forward-looking. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include, for example, the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of EMJ’s stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that anticipated synergies will not be achieved or will take longer to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees, suppliers or governmental entities; unexpected transaction costs or liabilities; economic conditions; potential layoffs; and other risk factors relating to the business and industry of EMJ and Reliance discussed in documents filed with the SEC by EMJ and Reliance. See the EMJ Annual Report on Form 10-K, for the year ended March 31, 2005, as filed by EMJ with the SEC on June 29, 2005. These risks, as well as other risks associated with the merger, will be more fully discussed in the proxy statement/prospectus that Reliance and EMJ will file with the SEC in connection with the merger. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. EMJ does not undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this Q&A.

Questions and Answers

Q:	What is the transaction that has been approved by the EMJ board of directors and is being submitted to the EMJ stockholders for their approval?

A.	On January 17, 2006, we entered into a merger agreement providing for the merger of the Company with and into a wholly owned subsidiary of Reliance. After the Merger is completed EMJ will be a wholly owned subsidiary of Reliance and Earle M. Jorgensen (Canada) Inc. will continue to be a wholly owned subsidiary of EMJ.

Q.	Is this a “merger of equals” or is EMJ being acquired by Reliance?

A.	EMJ is being acquired by Reliance. While we expect EMJ to continue to be operated as a separate subsidiary of Reliance with a high level of autonomy, EMJ’s executive officer team will report to the executive officers of Reliance.

Q.	Is this a “hostile” takeover? Is the Company’s executive management in favor of the transaction?

A.

This is not a hostile takeover. Management believes that this transaction is in the long term best interest of both the stockholders and the employees of the Company. We believe that the opportunities for EMJ to grow its business through acquisitions and organic growth will be enhanced due to the financial strength of the combined companies and because of the favorable view of Reliance as an acquiror of choice in the metals service center industry. Management also believes that the opportunities for our employees will be enhanced by such growth.

Q.	What will the stockholders of EMJ receive for their stock?

A.	The value of the merger is based on a total exchange value of $13.00 for each JOR share. Upon consummation of the merger, the stockholders of EMJ will receive $6.50 cash and approximately $6.50 worth of Reliance common stock for each share of EMJ common stock. The number of shares of Reliance stock received is subject to fluctuation in the market value of Reliance stock.

Q.	Am I guaranteed $13.00 a share of value for my JOR stock?

A.	You will receive $6.50 of cash regardless of the price fluctuation in RS stock. If the value of RS remains within +/- 15% of $63.36, the stock you receive will be based on an exchange rate of $6.50 for JOR divided by the 20 day average closing sale price of RS stock prior to the closing. If the value of RS shares goes up by more than 15% (a per share value greater than $72.86), you will receive .0892 shares of RS stock for each share of JOR, which will have a value greater than $6.50. If the RS shares go down by more than 15% (a per share value of less than $53.86) you will receive .1207 shares of RS stock for each share of JOR, which will have a value less than $6.50.

Table of Sample Conversion Rates

If the 20 day final average for RS is:	For each share of JOR stock you will receive $6.50 of cash and this fraction of RS shares:	Which would have a total value of:
$34.00	0.1207	$10.60
36.00	0.1207	10.84
38.00	0.1207	11.09
40.00	0.1207	11.33
42.00	0.1207	11.57
44.00	0.1207	11.81
46.00	0.1207	12.05
48.00	0.1207	12.29
50.00	0.1207	12.53
52.00	0.1207	12.78
53.86	0.1207	13.00
54.00	0.1204	13.00
56.00	0.1161	13.00
58.00	0.1121	13.00
60.00	0.1083	13.00
62.00	0.1048	13.00
63.36	0.1026	13.00
64.00	0.1016	13.00
66.00	0.0985	13.00
68.00	0.0956	13.00
70.00	0.0929	13.00
72.00	0.0903	13.00
72.86	0.0892	13.00
74.00	0.0892	13.10
76.00	0.0892	13.28
78.00	0.0892	13.46
80.00	0.0892	13.64
82.00	0.0892	13.82
84.00	0.0892	13.99
86.00	0.0892	14.17
88.00	0.0892	14.35
90.00	0.0892	14.53

Q.	What will the EMJ option holders receive in the transaction?

A.	The holders of the options that were originally issued by EMJ Holding Company, Inc. and assumed by EMJ in the merger and financial restructuring will receive cash equal to the difference between $13.00 and the exercise price for each share subject to such options.

The options to purchase EMJ common stock that were granted to certain executives and directors of EMJ pursuant to EMJ’s 2004 Equity Incentive Plan will be converted into options to purchase a number of shares of Reliance common stock at an exercise price such that the aggregate value of such options to purchase Reliance common stock is equal to the aggregate value of the options to purchase EMJ common stock before the conversion. The options as converted will be subject to the same terms and conditions as the former EMJ options.

Q.	What approvals are needed? How long will it take to complete the transaction?

A.	The merger is conditioned upon, among other things, the approval by the stockholders of EMJ, the approval of the Federal Trade Commission and the Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the registration on a Registration Statement on Form S-4 of the shares of Reliance common stock to be issued as merger consideration to the EMJ stockholders, and is subject to the approval of Reliance’s lenders. We currently anticipate that, barring any unforeseen developments, a Registration Statement on Form S-4, including a proxy statement to be sent to the EMJ stockholders and the prospectus for the Reliance common stock to be issued as part of the merger consideration, will be filed with the Securities and Exchange Commission within 2 weeks after the date of the merger agreement, the proxy statement will be mailed to the EMJ stockholders 20 to 30 business days prior to the stockholders’ meeting, and the stockholders meeting will be held within 60 to 90 days after the date of the merger agreement. We expect the transaction should close promptly after the approval of the merger agreement by the stockholders.

Q.	Will I be able to vote on the approval of the merger?

A.	Each stockholder and the participants in the EMJ Retirement Savings Plan, on a pass through basis, will receive proxy materials so they can vote or give instructions to the Retirement Savings Plan Trustee with respect to voting with respect to the shares of EMJ common stock owned by them.

Q.	Why is this a good transaction for the stockholders of the company?

A.	The Company’s board of directors determined to approve the transaction and recommended the transaction to the stockholders for their approval for a number of reasons to be set forth more fully in the Registration Statement on Form S-4 to be filed with SEC, including without limitation:

•	The fact that the merger price was at a premium of approximately 24.6% over the closing price on January 17, 2006 and a premium of 30% over the IPO price.

•	The benefit from having shares in Reliance which has a larger market capitalization and larger trading volume than EMJ, affording the EMJ stockholders greater liquidity

•	Reliance’s historical record of value creation for its stockholders reflecting an increase in value of:

77.5% in the last 12 months;

205.7% in the last 3 years; and

633.6% in the last 10 years.

Q.	Did the Board consider any other transactions other than this acquisition?

A.	No. The transaction was negotiated following an unsolicited proposal by Reliance. The Board evaluated the transaction based on a comparison of EMJ’s value as a stand alone company using a variety of generally accepted methods of valuing public companies in similar circumstances. The merger agreement allows EMJ to consider unsolicited acquisition proposals made by third parties prior to consummation of the merger and to terminate the merger agreement in favor of a superior proposal, if one is made. You should review the discussions of this subject in the proxy statement/prospectus when it becomes available.

Q.	How will this transaction affect the EMJ business and operations?

A.	Reliance has a long track record of investing in companies with a management team and a business philosophy that they believe is sound, and allowing the management to run the business as the management team deems best. We do not expect material changes to our business or operations as a result of the acquisition. We expect the business of the Company to continue and develop in a manner consistent with past practice.

Q.	How will this affect my job?

A.	We do not expect there to be any material changes in the nature of the work or job security of our employees as a result of the merger. The merger may lead to additional opportunities for our employees as a result of the Company’s growth. Additionally the post-merger company should have enhanced financial stability in the event of a business downturn.

Q.	How will this affect my compensation, incentives and benefits?

A.	Reliance has a philosophy and past practice of allowing acquired companies to maintain their compensation and benefits programs at pre-acquisition levels. No changes in compensation, incentives or benefits of any economic significance are currently planned as a result of the merger. We will continue to strive to provide the best working conditions and a competitive compensation and benefits package for our employees.

Q.	Will my union contract carry over?

A.	Yes, all union contracts will be assumed by the surviving corporation in the merger.

Q.	Will the union Hourly Pension Plan continue unchanged?

A.	Yes, the union Hourly Pension Plan will continue unchanged.

Q.	What happens to the remainder of the special contribution obligation of the Company from the Department of Labor settlement?

A.	Reliance will assume the obligations of EMJ to make the special contribution to the Retirement Savings Plan, and the Supplemental Stock Bonus Plan. Following the completion of the merger, the special contribution will be made in the form of Reliance common stock. The number of shares of Reliance common stock necessary to fulfill the obligation will be calculated based on the exchange ratio of Reliance common stock and EMJ common stock at the time of closing. The limits imposed by the Internal Revenue Code and other constraints applicable to the amount of the special contribution that can be made to the account of any participant in a single year will apply as they did to the special contribution installments made with respect to the plan year ended March 31, 2005. In the event that there is an outstanding special contribution obligation after the special contribution installment is made with respect to the plan year ending March 31, 2006, the remaining obligation will be fulfilled by crediting the participant with phantom stock of Reliance under the Supplemental Stock Bonus Plan, as would have occurred with phantom stock of EMJ if the transaction had not taken place.

Q.	Will the management structure change?

A.	As announced, effective January 17, 2006, Sandy Nelson will continue to be CEO of EMJ, and Neil McCaffery will assume the duties of President and COO of the company. Jim Hoffman will become Executive Vice President and assume additional branch oversight responsibilities along with Ken Henry. Frank Travetto will continue with the executive management group in his current role. Ed King will be replacing Jim Hoffman in Cleveland, and Stephen Ghoens will add Boston to his responsibilities. Darrell Steiner will add St Louis to his Districts. These changes are being made whether or not the merger is consummated.

Q.	What will Sandy Nelson’s role be going forward?

A.	Sandy will remain as CEO until the transaction is complete, and will continue to consult with the Company and serve in an advisory role to Neil and the other Managers after the transaction is completed to assist in effecting the transition. Sandy will continue in such an advisory role through the successful completion of the transition.

Q.	Will corporate headquarters continue to be located in Lynwood?

A.	Yes. The corporate headquarters for EMJ will continue to be located in Lynwood.

Q.	What does the transaction mean for EMJ’s expansion plans involving satellites, acquisitions and capital expenditures?

A.	We will continue to pursue all growth opportunities under the EMJ banner, including satellites and acquisitions. We will have a new board to go to with our capital requests, but the criteria for getting additional capital remains very similar to what it has been in the past.

Q.	Will we continue to have a March 31 fiscal year?

A.	We will be transitioning to a Dec 31 accounting year end. Management incentive plans will stay in place through March 31, 2007 and then transition to a calendar year program during the balance of 2007. We will change to calendar month ends instead of the 21 billing day months that we currently use.

Q.	What happens between now and when the transaction becomes final?

A.	Between the signing of the merger agreement and closing, the Company will use all reasonable efforts to complete the transaction, including satisfying the conditions to the closing such as obtaining regulatory approvals, stockholder approvals and consents from third parties with whom the Company does business. The Company and Reliance will investigate and resolve any transitional issues most of which we anticipate will be financial and legal. Otherwise we expect the Company to operate in the same manner as it has done in the past.

Q.	What happens if someone else makes a higher offer?

A.	If a third party makes another proposal, our board of directors in consultation with our management and advisors will determine whether or not the proposal should be pursued consistent with the fiduciary duties of our directors. If the board of directors ultimately determines that a third party proposal is a superior proposal to the proposed transaction with Reliance, the board of directors may terminate the transaction with Reliance and agree to an alternative transaction with such third party. You should review the more detailed discussion of this subject in the proxy statement/prospectus when it becomes available. If there is a third party proposal that the board of directors determines it must investigate or respond to, the timetable for completion of the transaction could be extended.

Q.	What can I discuss with my friends and family regarding the transaction?

A.	You are free to discuss with family and friends the information you receive in this Q and A and other information contained in the proxy statement/prospectus you will receive in connection with the stockholders meeting to vote on the approval of the merger, as that information is public information. The rules of the Company’s Insider Trading Policy and Disclosure and Regulation FD Policy and the federal securities laws continue to apply to all EMJ employees and you must not discuss material nonpublic information concerning the Company, Reliance or this transaction with family or friends, including other employees of EMJ.

Q.	What can I discuss with employees of Reliance regarding the business of EMJ?

A.	Until the merger is consummated, the Company and Reliance continue to be competitors and the state and federal antitrust laws would apply to communications concerning business matters. Any discussions concerning our business now or in the future after the Merger is completed should be made only through the channels formally established to deal with integration issues until the transaction is completed.

Q.	Can I buy additional EMJ stock or sell EMJ stock that is not currently locked up while the deal is pending?

A.	As stated above, the Insider Trading Policy of the Company and the federal securities laws continue to apply and you may neither buy nor sell EMJ stock if you are in possession of material nonpublic information. Because of the free flow of information in the Company and the potential for persons to have material nonpublic information at any time, we believe that it is appropriate to prohibit all Covered Persons from trading in the Company’s common stock until the transaction is consummated. We may vary that restriction, in our sole discretion, in exigent circumstances based on a specific need for funds, if we can also determine that the individual is not then in possession of material nonpublic information. Persons other than Covered Persons will be entitled to buy or sell EMJ common stock as they have been in the past, subject to compliance with our Insider Trading Policy, the federal securities laws and the existing restrictions in the Retirement Savings Plan on sales of some of the shares held in the plan.

Q.	What happens to my EMJ stock that is locked up?

A.	The existing restrictions on the sale of shares of EMJ common stock held in the Retirement Savings Plan will continue until consummation of the merger, at which time they will be terminated. As a result you will be free to trade the shares of Reliance common stock in your Retirement Savings Plan account after the Merger without being subject to the phased limitations on trading that are currently applicable to shares of EMJ common stock in your Retirement Savings Plan account. Also at consummation of the Merger, the transfer restriction agreements entered into by the Company’s executive officers and district managers and certain other officers in connection with our IPO will be terminated.